                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of July 2003

                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F    X        Form 40-F _____
                                        -

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes _____     No    X
                                                     -

                 Approval of the Merger with Kookmin Credit Card
                    by the Board of Directors of Kookmin Bank

On July 23, 2003, the board of directors (the "Board") of Kookmin Bank has officially approved the small-scale merger (the "Merger") between Kookmin Bank ("KB") and Kookmin Credit Card ("KCC") following its resolution on the Merger on May 30, 2003.

This approval is pursuant to Article 527-3 of the Korean Commercial Code, which prescribes that approval of small-scale merger may be obtained by board of directors instead of shareholders.

Followings are the key information regarding the Merger approved by the Board, which is the same as previously disclosed in the "Merger Summary" on May 30, 2003.

Key Information

..    Merger date:  September 30, 2003
..    Merger ratio: 0.442983 (KB): 1 (KCC)
..    Merger method:  KCC will be merged into KB, and will be
                     ceased to exist after the completion of the Merger.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Kookmin Bank
                                            ----------------------------
                                            (Registrant)

    Date: July 23, 2003                      By: /s/ Jong-Kyoo Yoon
                                             ---------------------------
                                             (Signature)

                                             Name:   Jong-Kyoo Yoon
                                             Title:  Executive Vice President &
                                                     Chief Financial Officer